September 25, 2018

Mark W. Peterson
Chief Financial Officer
Rexnord Corporation
247 Freshwater Way, Suite 300
Milwaukee, WI 53204

       Re: Rexnord Corporation
           Form 10-K for the Fiscal Year Ended March 31, 2018
           Filed May 14, 2018
           File No. 001-35475

Dear Mr. Peterson:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2018

Critical Accounting Estimates
Impairment of intangible assets and tangible fixed assets, page 34

1. We note the impairment charge for the VAG reporting unit and the net carrying amount of goodwill at year-end. For each reporting unit that is not substantially in excess of carrying value and therefore at risk of failing step one of the goodwill impairment test, please provide the following disclosures in future filings:

           Percentage by which fair value exceeded carrying value as of the date of the most recent test;
           Amount of goodwill allocated to the reporting unit;
           Discussion of how the key assumptions were determined;
 Mark W. Peterson
Rexnord Corporation
September 25, 2018
Page 2

             Discussion of the degree of uncertainty associated with the key assumptions, including specifics to the extent possible; and
             Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

         Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Interpretive Release No.
         33-8350.
Note 21 - Quarterly Results of Operations (unaudited), page 91

2. We note the fourth quarter loss in fiscal year 2018. In future filings, please describe the effects of any unusual or infrequently occurring items recognized in each quarter. Refer to Item 302(a)(3) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions.



FirstName LastNameMark W. Peterson                             Sincerely,
Comapany NameRexnord Corporation
                                                               Division of
Corporation Finance
September 25, 2018 Page 2                                      Office of
Electronics and Machinery
FirstName LastName